Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Anixter International Inc. for the registration of 1% Senior Convertible Notes due 2013 and Common Stock Issuable Upon Conversion of 1% Senior Convertible Notes due 2013 and to the incorporation by reference therein of our reports dated February 22, 2007, with respect to the consolidated financial statements and schedules of Anixter International Inc., Anixter International Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Anixter International Inc. included in its Annual Report (Form 10-K) for the year ended December 29, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois
May 14, 2007